Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kinnate Biopharma Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-251105) on Form S-8 of Kinnate Biopharma Inc. of our report dated March 29, 2021, with respect to the balance sheets of Kinnate Biopharma Inc. as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Kinnate Biopharma Inc.

/s/ KPMG LLP

San Diego, California
March 29, 2021